IMPACT EXPLORATIONS INC.
                                 78 York Street
                             London W1H 1DP England
              Telephone +44 207 681 1620 Facsimile +44 207 681 1620
--------------------------------------------------------------------------------

                                                                   April 7, 2010

Chief, Office of Information Technology
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Impact Explorations Inc.
    Registration Statement on Form S-1
    File No. 333-165365
    Filed March 9, 2010

Dear Sir/Madam,

In response to a comment letter dated April 6, 2010 from Mr. Roger Schwall we are submitting the following request.

On March 9, 2010 we mistakenly filed our Registration Statement on Form S-1 under the EDGAR codes issued to our director, Miss Jenny Lorna Brown (CIK #0001484526). Realizing our mistake we then filed under the correct codes issued in the company's name.

We respectfully request that you please delete the first filing listed under Miss Brown's CIK number.

Sincerely,


/s/ Jenny Brown
---------------------------
Jenny Brown
President & Director